                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             _____________________
                                 SCHEDULE 13D
                                (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 73)

                          Santa Fe Gaming Corporation
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                   80190410
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                                (CUSIP Number)


                  Paul W. Lowden, Santa Fe Gaming Corporation
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         4336 Losee Rd, North Las Vegas, Nevada  89030, (702) 658-4300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 24, 2001
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            (Date of Event which Requires Filing of this Statement)
   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
           13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


___________________

     1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 80190410                                       PAGE 2 OF 4 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul W. Lowden
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5    N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,738,144 (rounded up to the nearest whole share)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,738,144 (rounded up to the nearest whole share)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,738,144 (rounded up to the nearest whole share)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      72.19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 80190410                                       PAGE 3 OF 4 PAGES
-----------------------                                  ---------------------

     This Amendment No. 73 amends and supplements the Schedule 13D, as amended through Amendment No. 72 dated January 8, 2001 (the "Schedule 13D"), of Mr. Paul
W. Lowden, relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of Santa Fe Gaming Corporation (the "Company"), a Nevada corporation, filed pursuant to Rule 13d-2 of Regulation 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company, formerly known as Sahara Gaming Corporation ("Sahara Gaming"), a publicly traded Nevada corporation, is the successor corporation of two affiliates, Sahara Resorts ("Sahara Resorts"), a Nevada corporation, and Sahara Casino Partners. L.P. (the "Partnership"), a Delaware limited partnership, which combined in a business combination in September 1993 (the "Reorganization").

     In September 1993, (i) the Partnership was converted into corporate form through the merger of the Partnership with and into Sahara Gaming (the "Partnership Merger"), as a result of which Sahara Gaming was the surviving entity, and (ii) Sahara Resorts was merged into Sahara Merger Corp. ("Merger Corp."), a Nevada corporation wholly-owned by Sahara Gaming, as a result of which Sahara Resorts was the surviving corporation wholly-owned by Sahara Gaming. At the time of the Reorganization, Sahara Resorts was the holding company for a majority interest in the Partnership and its operations. As a result of the Reorganization, Sahara Gaming succeeded to all of the assets and liabilities of the Partnership and Sahara Resorts and was the successor issuer of Sahara Resorts for purposes of Rule 414 under the Securities Act of 1933, as amended. In 1996, Sahara Gaming changed its name to Santa Fe Gaming Corporation (the "Company").

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     The response to Item 5 is hereby amended and restated in its entirety to read as set forth below. Item 5(c) has been amended to reflect inadvertent mistakes made in reporting Mr. Lowden's ownership interest in the Company in Mr. Lowden's Amendment No. 72 to Schedule 13D dated January 8, 2001 and filed with the Securities and Exchange Commission on January12, 2001.

     (a) Mr. Lowden beneficially owns 4,738,144 shares of Common Stock, or 72.19% of the outstanding Common Stock of the Company. Of 4,738,144 shares beneficially owned by Mr. Lowden, Mr. Lowden has the right to acquire 359,510 of the shares under stock options which have been granted to him pursuant to the Company's employee stock option plan and which are exercisable currently.

     (b) Mr. Lowden has sole voting and dispositive power with respect to 4,738,144 shares of Common Stock, or 72.19% of the outstanding Common Stock of the Company.

                                 SCHEDULE 13D
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  CUSIP NO. 80190410                                       PAGE 4 OF 4 PAGES
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Item 6.   Contracts, Arrangements, understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          None

Item 7.   Material To Be Filed As Exhibits
          --------------------------------

          None



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 73 to Schedule 13D is true, complete, and correct.

Dated:  January 29, 2001

                                            By: /s/ Paul W. Lowden
                                               ---------------------------------
                                               Paul W. Lowden